Exhibit 2.2

June 30, 2014

MB Financial, Inc.

6111 N. River Road

Rosemont, Illinois 60018

Re:                             Acknowledgement of No Material Adverse Effect

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Agreement”), dated as of July 14, 2013, by and between MB Financial, Inc. (“MB”) and Taylor Capital Group, Inc. (“TCG”).  Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement.

Each of MB and TCG wish to memorialize their agreement and understanding with respect to the treatment of certain matters in the context of the definition of the term “Material Adverse Effect” as set forth in Section 3.1(a) of the Agreement.  Accordingly, the parties hereby agree that none of the approval, execution or official issuance or entry of that certain Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued upon Consent Pursuant to the Federal Deposit Insurance Act, as Amended, and the Illinois Banking Act, as Amended, dated as of June 26, 2014 (the “Consent Order”), by and between Cole Taylor Bank, the Board of Governors of the Federal Reserve System and the Illinois Department of Financial and Professional Regulation shall constitute a Material Adverse Effect pursuant to the Agreement.  The parties further agree that the liability or obligation, damage, cost or expense (including reasonable attorneys’ fees) of Cole Taylor Bank imposed by, or otherwise relating to, the Consent Order shall be limited to the Impact Cap in the determination of any Material Adverse Effect pursuant to clause (ii) of the definition of Material Adverse Effect set forth in Section 3.1(a) of the Agreement or pursuant to any other part of such definition.  For the purposes of clarity, the foregoing provision does not limit Cole Taylor Bank’s liability in any way other than determining Material Adverse Effect.  As used herein, the term “Impact Cap” shall mean that amount equal to: (i) Four Million Seven Hundred and Ten Thousand Dollars ($4,710,000) plus (ii) forty percent (40%) of any depositor restitution contemplated under the Consent Order which is ordered or requested by the Federal Reserve to be paid, or actually paid, by Cole Taylor Bank prior to the Closing.

If the foregoing correctly states your understanding of our agreements, please sign the enclosed copy of this letter in the space provided, whereupon this letter will become an agreement between us as of the date first above written.  This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Sincerely,

TAYLOR CAPITAL GROUP, INC.

			By:	/s/ Mark A. Hoppe
				Name:	Mark A. Hoppe
				Title:	President and
Chief Executive Officer

Accepted and agreed as of the date first written above:

MB FINANCIAL, INC.

By:	/s/ Jill E. York
	Name:	Jill E. York
	Title:	Vice President and
Chief Financial Officer